UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549

FORM 11-K

[X]	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2020

OR

[ ]	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from ______ to ______

Commission file number 001-38515

	A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:

Evergy, Inc. 401(k) Savings Plan (hereinafter referred to as the Plan)

	B.	Name of issuer of the securities held pursuant to the Plan and the address of its principal executive office:

Evergy, Inc. 1200 Main Street Kansas City, Missouri 64105

EVERGY, INC. 401(k) SAVINGS PLAN

TABLE OF CONTENTS
		Page

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM		2-3

FINANCIAL STATEMENTS:

	Statements of Net Assets Available for Benefits as of December 31, 2020 and 2019	4

	Statement of Changes in Net Assets Available for Benefits for the Year Ended December 31, 2020	5

	Notes to Financial Statements as of December 31, 2020 and 2019 and for the Year Ended December 31, 2020	6-15

SUPPLEMENTARY INFORMATION:

	Form 5500, Schedule H, Part IV, Line 4i - Schedule of Assets (Held at End of Year) as of December 31, 2020	16

Note:	All other schedules required by Section 2520.103-10 of the Department of Labor’s Rules and
Regulations for Reporting and Disclosure under the Employee Retirement Income Security
	Act of 1974, as amended, have been omitted because they are not applicable.

	EXHIBITS

Exhibit No.		Description

23.1	Consent of Independent Registered Public Accounting Firm – Mayer Hoffman McCann P.C.

Report of Independent Registered Public Accounting Firm

Participants and Administrative Committee
Evergy, Inc. 401(k) Savings Plan

Opinion on the Financial Statements

We have audited the accompanying statements of net assets available for benefits of the Evergy, Inc. 401(k) Savings Plan (the Plan) as of December 31, 2020 and 2019, and the related statement of changes in net assets available for benefits for the year ended December 31, 2020, and the related notes (collectively referred to as the financial statements). In our opinion, the financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2020 and 2019, and the changes in net assets available for benefits for the year ended December 31, 2020, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on the Plan’s financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Plan in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud.

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

Supplemental Information

The Form 5500, Schedule H, Part IV, Line 4i - Schedule of Assets (Held at End of Year) as of December 31, 2020 (Supplemental Information) has been subjected to audit procedures performed in conjunction with the audit of the Plan’s financial statements. The Supplemental Information is the responsibility of the Plan’s management. Our audit procedures included determining whether the Supplemental Information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the Supplemental Information. In forming our opinion on the Supplemental Information, we evaluated whether the Supplemental Information, including its form and content, is presented in conformity with the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, the Supplemental Information is fairly stated, in all material respects, in relation to the financial statements as a whole.

/s/ Mayer Hoffman McCann P.C.

We have served as the Plan's auditor since 2014.

Kansas City, Missouri
June 24, 2021

EVERGY, INC. 401(k) SAVINGS PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS DECEMBER 31, 2020 AND 2019

	2020	2019
ASSETS:
Participant-directed investments–at fair value (Note 3)	$1,414,693,744	$1,332,030,235
Receivables:
Notes receivable from participants	20,673,246	21,254,807
Employer contributions	2,476,327	1,338,322
Employee contributions	-	22,723
Other	32,978	543
Total receivables	23,182,551	22,616,395

NET ASSETS AVAILABLE FOR BENEFITS	$1,437,876,295	$1,354,646,630

See notes to financial statements.

EVERGY, INC. 401(k) SAVINGS PLAN

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS YEAR ENDED DECEMBER 31, 2020

Additions:
Investment income:
Net appreciation in fair value of investments	$170,520,859
Interest	13,860
Dividends	6,457,431
Other income	-
Net investment gain	176,992,150

Contributions:
Employer contributions	23,287,400
Participant contributions	57,425,292
Rollovers	2,313,890
Total contributions	83,026,582

Interest income on notes receivable from participants	1,275,350

Total additions	261,294,082

Deductions:
Benefits paid to participants	177,190,883
Administrative expenses	873,534
Total deductions	178,064,417

INCREASE IN NET ASSETS	83,229,665

NET ASSETS AVAILABLE FOR BENEFITS
Beginning of year	1,354,646,630

End of year	$1,437,876,295

See notes to financial statements.

EVERGY, INC. 401(k) SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS
AS OF DECEMBER 31, 2020 AND 2019 AND FOR THE YEAR ENDED DECEMBER 31, 2020
____________________________________________________________________________
1.    PLAN DESCRIPTION

The following description of the Evergy, Inc. 401(k) Savings Plan (the Plan) is provided for general information purposes only. Participants should refer to the Plan document for more complete information. In July of 2017, the Company entered into an amended and restated merger agreement with Westar Energy, Inc., a Kansas utility company, which was approved by state regulatory commissions in Missouri and Kansas on May 24, 2018. Pursuant to the amended and restated merger agreement, on June 4, 2018, each share of common stock of Great Plains Energy and Westar Energy issued and outstanding was converted into the right to receive 0.5981 shares and one share, respectively, of validly issued, fully paid and nonassessable shares of common stock of Evergy, Inc. (Parent common stock).

General - The Plan is a defined contribution plan sponsored by Evergy, Inc. that covers all full-time and part-time employees of Evergy Metro, Inc. (Metro), Evergy Kansas Central, Inc. (EKC), and Wolf Creek Nuclear Operating Corporation (WCNOC). The Company serves as the administrator of the Plan. Empower Retirement (Empower) serves as the recordkeeper for the Plan. Great-West Trust Company, LLC serves as the trustee for the Plan. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (ERISA).

An Employee Stock Ownership Plan (ESOP) component was added to the Plan on January 1, 2002 for participants in the Evergy Kansas Metro Plan and on January 1, 2003 for the participants in the Evergy Kansas Central Plan. As of December 31, 2020, the ESOP component consisted of the portion of the Plan that was invested in Parent common stock. Adding this component gives participants the option of receiving a direct cash distribution of any dividends paid on such Parent common stock held in participant elective contribution accounts and, if they are 100% vested as of the dividend record date, their Company match accounts. Dividends paid on Parent common stock are automatically reinvested, unless cash distribution was elected.

Plan Amendments - The Plan was restated effective December 1, 2019 to merge the EKC and WCNOC participants into the Plan. The Plan was amended effective January 1, 2020 to clarify the definitions of EKC and WCNOC employees and requirements for hardship withdrawals.

On March 27, 2020, President Trump signed into law the “Coronavirus Aid, Relief, and Economic Security (CARES) Act.” The CARES Act, among other things, includes several relief provisions available to tax-qualified retirement plans and their participants. Plan management has evaluated the relief provisions available to plan participant under the CARES Act and has amended the plan to implement the following provisions for certain qualified individuals:

•Increased loan limits for coronavirus-related loans made between March 27, 2020 and September 23, 2020.
•Participants can request a delay in outstanding loan repayments due between March 27, 2020 and December 31, 2020.
•Allows individuals required to receive 2020 required minimum distributions to waive such distributions.
•Adds a coronavirus-related distribution option during the period of January 1, 2020 through December 30, 2020.

Eligibility - An employee becomes eligible to participate the first date the employee completes an hour of service and has made an election to make elective contributions including automatic contribution elections.

Employees’ participation in the Plan is defined based on employment dates and the original Company of hire. Metro non-union employees who were hired prior to September 1, 2007 could elect to continue to participate under the existing “Old Program” plan provisions (provisions prior to January 1, 2008) or under modified plan provisions “New Program”. Metro union employees hired before October 1, 2013 participate in the Old Program. Effective October 1, 2013, newly hired or rehired Metro union employees participate under the “Cash Balance Matching Program”. Effective January 1, 2014, newly hired or rehired non-union Metro employees participate in the “New Program Plus” feature of the Plan. “Post-Program Employees” are Metro non-union employees who first became eligible to participate on or after September 1, 2007 and before January 1, 2014. Effective December 1, 2019 “EKC Original Savings Employees” are EKC non-union employees whose first date of employment is before May 31, 2018. “EKC Enhanced Savings Employees” are EKC non-union employees whose first day of employment or re-employment is after May 30, 2018. “Wolf Creek Savings Employees” are Wolf Creek union and non-union employees and “Wolf Creek Enhanced Savings Employees” are Wolf Creek non-union employees whose first day of employment or re-employment is after December 31, 2018.

Contributions - Contributions to the Plan include pre-tax and Roth contributions made by participants, Company matching contributions, non-elective Company contributions, and participant rollovers from other plans. Participants may change their contribution percentage as often as they would like and such changes are effective as soon as administratively possible, generally within two pay periods. Company matching contributions may be made in either cash or in Parent common stock, generally at the option of the Company. The Plan does not allow a participant to direct the Trustee to invest more than 15% of the participant’s account in Parent common stock.

Participants can contribute between one percent and 75% of eligible compensation as defined in the Plan subject to Plan and Internal Revenue Code (IRC) limitations. Contributions made by Cash Balance Matching Program participants, EKC Original Savings Employees and Wolf Creek Savings Employees up to the first six percent of eligible earnings, as defined by the Plan, are matched 75% by the Company. Wolf Creek Savings Employees that are part of one of the following groups, non-union and hired before January 1, 2013, are members of the Local Union No. 252 United Government Security Officers of America and hired before January 1, 2015, or members of Local Union No. 304 of the International Brotherhood of Electrical Workers and hired before January 1, 2016 also receive Company matching contributions of 75% of the first six percent of eligible compensation as defined in the Plan document; all other Wolf Creek Savings Employees receive Company matching contributions of 50% of the first six percent of eligible compensation as defined in the Plan document. New Program Plus, EKC Enhanced Savings Employees and Wolf Creek Enhanced Savings Employees receive Company matching contributions equal to 100% of the first six percent of eligible compensation as defined in the Plan document and receive an annual non-elective contribution equal to four percent of eligible compensation.

Participants are immediately eligible to participate and receive Company matching contributions. Participants are eligible for non-elective contributions after completion of 1000 hours of service. Participants who have attained age 50 are eligible to make catch-up contributions subject to Plan and IRC limitations.

Subsequent to December 31, 2020, employer contributions of $2,476,327 attributable to the 2020 plan year were credited to participant accounts. These contributions were contributed by the Company in cash and Parent common stock based upon participant elections and are therefore presented as a receivable on the statement of net assets available for benefits as of December 31, 2020. Included in the contribution receivable was $1,445,467 as a non-elective contribution for those participants in the New Program Plus program. Subsequent to December 31, 2019, employer contributions of $1,338,332 attributable to the 2019 plan year were credited to participant accounts. These contributions were funded by the Company in cash and Parent common stock and are therefore presented as a receivable on the statement of net assets available for benefits as of December 31, 2019. Included in the contribution receivable was $1,007,275 as a non-elective contribution for those participants in the New Program Plus program.

Investments - The Plan currently offers investment options which include four mutual funds, one money market fund, Parent common stock, 20 common/collective trust funds and a self-directed brokerage account. Matching contributions are directed into a target date mutual fund based on the participant’s normal retirement age unless the employee makes an affirmative election for a different investment option(s). Employee contributions are also invested in a target date fund based on the participant’s age unless the participant makes an affirmative election for a different investment option(s).

Participant Accounts - Each participant’s account is credited with the participant’s contributions and allocations of the Company’s contributions and Plan earnings/losses. A fee covering administrative costs of the Plan such as recordkeeping, auditing, legal, investment advisory and trustee/custodial services is deducted from participant accounts quarterly. This quarterly charge may be offset by credits to the participant’s account based on agreements between the fund providers in the participant’s portfolio and Empower. Allocations are based on participant earnings or account balances. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.

Vesting - Participants are vested immediately in their elective contributions, Company matching contributions and actual earnings thereon. Participants vest in non-elective contributions after three years of service. Cash Balance Matching Program employees vest in Company matching contributions on a six-year graded vesting schedule.

Notes Receivable from Participants - Participants are permitted to borrow a specified portion of the balance in their individual account. Loan interest rates and terms are established by the Management Administrative Committee. Loans are evidenced by promissory notes payable to the Plan over a period up to five years for general purpose loans and up to 30 years for principal residence loans.

Payment of Benefits - Benefits are recorded when paid. Upon retirement, death, disability or termination of employment, all vested balances are paid to the participant or the participant’s beneficiaries in accordance with Plan terms. If the value of the participant’s account balance is $5,000 or less, payment shall be made to the participant as soon as practicable following termination of employment in a single lump sum distribution unless the participant directs the Plan to roll his or her account balance to another qualified plan or IRA.

Forfeited Accounts - At December 31, 2020 and 2019, there were $29,136 and $82,798 in forfeited non-vested accounts, respectively. These accounts will be used to pay expenses for administering the Plan or to reduce future matching contributions and/or New Program Plus contributions at the end of the plan year in which they became forfeitures. Forfeitures in the amount of $5,140 were used to pay 2020 administrative expenses.

2.    SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting - The accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America (GAAP).

Use of Estimates - The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of net assets available for benefits and changes therein and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

Risks, Uncertainties and Concentrations - The Plan utilizes various investment instruments, including Parent common stock, mutual funds, various investment options through a self-directed brokerage account and common/collective trust funds. Investment securities, in general, are exposed to various risks, such as interest rate, credit, and overall market volatility. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the fair value of investment securities will occur in the near term and such changes could materially affect participant accounts and the amounts reported in the financial statements. At December 31, 2020, approximately six percent of the Plan's investments are invested in Parent common stock.

In March 2020, the World Health Organization classified an outbreak of the novel strain of coronavirus (COVID-19) a global pandemic, which has adversely impacted the global economy by disrupting supply chains, lowering equity market valuations, creating significant volatility and disruption in financial markets, and increasing unemployment levels. As of the date of issuance, the ultimate length and severity of this pandemic cannot be reasonably estimated. Management will continue to monitor the impact of COVID-19 on the plan and will reflect the consequences, as appropriate, in the Plan’s financial records.

Investment Valuation and Income Recognition - The Plan's investments are reported at fair value. Fair value of a financial instrument is the price that would be received to sell an asset in an orderly transaction between market participants at the measurement date.

Purchases and sales of investments are recorded on a trade-date basis. Dividends are recorded on the ex-dividend date. Interest income is recorded on the accrual basis. Net appreciation includes the Plan’s gains and losses on investments bought and sold as well as held during the year.

Management fees and administrative expenses charged to the Plan for the Plan’s investments are deducted from income earned on a daily basis and are not separately reflected. Consequently, investment management fees and administrative expenses are reflected as a reduction of investment income for such investments.

Administrative Expenses - Administrative expenses of the Plan are paid by either the Plan or the Company, as provided in the Plan document and governing contract. Investment-related expenses are included in net appreciation in fair value of investments.

Payment of Benefits - Benefit payments to participants are recorded when paid.

3.    FAIR VALUE OF INVESTMENTS

Financial Accounting Standards Board Accounting Standards Codification 820, Fair Value Measurements and Disclosures, provides a framework for measuring fair value. That framework provides a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value, as follows: Level 1, which refers to securities valued using unadjusted quoted prices from active markets for identical assets; Level 2, which refers to securities not traded on an active market but for which observable market inputs are readily available; and Level 3, which refers to securities valued based on significant unobservable inputs. Assets are classified in their entirety based on the lowest level of input that is significant to the fair value measurement.
Asset Valuation Techniques - Valuation techniques maximize the use of relevant observable inputs and minimize the use of unobservable inputs. The following is a description of the valuation methodologies used. There have been no changes in the methodologies used at December 31, 2020 and 2019.
Common stocks - Valued at the closing price reported on the active market on which the individual securities are traded.

Mutual Funds and Money Market Fund - Valued at the daily closing price as reported by the fund. Mutual funds and the money market fund held by the Plan are open-ended funds that are registered with the Securities and Exchange Commission. These funds are required to publish their daily net asset value and to transact at that price. The mutual funds and the money market fund held by the Plan are deemed to be actively traded.
Common/Collective Trust Funds - Valued at the net asset value of units of a bank collective trust or its equivalent. The net asset value as provided by the trust is used as a practical expedient to estimate fair value. The net asset value is based on the fair value of the underlying investments held by the trust less its liabilities. This practical expedient is not used when it is determined to be probable that the trust will sell the investment for an amount different than the reported net asset value. Participant transactions (purchases and sales) may occur daily. If the Plan were to initiate a full redemption of a collective trust, the investment advisor generally reserves the right to temporarily delay withdrawal from the trust in order to ensure that securities liquidations will be carried out in an orderly business manner.
The following tables set forth by level within the fair value hierarchy a summary of the Plan’s investments measured at fair value on a recurring basis at December 31, 2020 and 2019.

	Total December 31, 2020	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)

Parent common stock	$57,604,533	$57,604,533	$—	$—
Money market fund	18,177,016	18,177,016	—	—
Mutual funds	75,466,883	75,466,883	—	—
Self-directed brokerage account(a)	42,959,508	42,959,508	—	—
Total investments measured at fair value	194,207,940	$194,207,940	$—	$—

Common/collective trust funds measured at Net Asset Value	1,220,485,804
Total Investments	$1,414,693,744

	Total December 31, 2019	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)

Parent common stock	$79,290,516	$79,290,516	$—	$—
Money market fund	11,990,494	11,990,494	—	—
Mutual funds	73,871,308	73,871,308	—	—
Self-directed brokerage account(a)	28,530,244	28,530,244	—	—
Total investments measured at fair value	193,682,562	$193,682,562	$—	$—

Common/collective trust funds measured at Net Asset Value	1,138,347,673
Total Investments	$1,332,030,235

(a)The brokerage account is invested in a variety of classes of common stocks, mutual funds and exchange-traded funds as directed by participants.

The valuation methods as described above may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, although the Plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.
4.    RELATED PARTIES AND PARTIES-IN-INTEREST TRANSACTIONS
Empower serves as Recordkeeper of the Plan. Great West Trust Company LLC (Great-West) serves as trustee of the Plan. Plan investments at December 31, 2020 and 2019 include shares of Parent common stock and the self-directed brokerage account administered by Great-West. Therefore, these transactions qualify as exempt party-in-interest transactions. Fees incurred by the Plan for the investment management services are included in net appreciation in fair value of investments, as they are paid through revenue sharing, rather than a direct payment. Direct fees totaling $276,850 were paid to Empower in 2020. Advised Asset Group, LLC, a wholly-owned subsidiary of Great-West, provided managed investment services to certain participants and received fees totaling $509,220 in 2020.
As of December 31, 2020, and 2019, the Plan held 1,037,692 and 1,218,167 shares of common stock of Evergy, Inc., the sponsoring employer, respectively. During the year ended December 31, 2020, the Plan recorded dividend income from the Parent common stock of $2,259,478.
5.    PLAN TERMINATION
Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, the participants would become 100% vested in all Company contributions.
6.    FEDERAL INCOME TAX STATUS
The IRS has determined and informed the Company by a letter dated January 21, 2015, that the Plan and related trust are designed in accordance with applicable sections of the IRC. Although the Plan has been amended since receiving the determination letter, the Plan administrator and the Plan's tax counsel believe that the Plan is designed, and is currently being operated, in compliance with the applicable requirements of the IRC and, therefore, believe that the Plan is qualified, and the related trust is tax-exempt.
GAAP requires plan management to evaluate tax positions taken by the Plan and recognize a tax liability (or asset) if the Plan has taken an uncertain position that more likely than not would not be sustained upon examination by the IRS. The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits in progress.

7.    NET ASSET VALUE (NAV) PER SHARE
The following table for December 31, 2020 and 2019 sets forth a summary of the Plan’s investments reported at NAV.

Investment	Fair Value – December 31, 2020*	Fair Value – December 31, 2019*	Redemption Frequency	Other Redemption Restrictions	Redemption Notice Period

American Century Retirement Date Trust-XI funds(a)	$550,483,178	$584,753,920	Daily	None	None
State St S&P 500 Index SL CL II(b)	179,434,942	150,988,809	Daily	None	None
State St Russell Small/Mid IDX SL CL II(d)	82,669,587	57,200,894	Daily	None	None
MFS Growth Equity CIT Class 4(c)	79,492,760	70,254,614	Daily	$5 million or more buy/sell	3 business days
State St Global All CP Eq EX-US IDX SL CL II(e)	77,700,020	56,436,757	Daily	None	None
Goldman Sachs Stable Value Inst CL 1(l)	74,253,312	13,050,268	Daily	None	12 months at Plan Level
State St US Bond Index SL CL XIV(g)	68,171,354	41,268,197	Daily	None	None
Prudential Core Plus Bond Fund Class 12(f)	42,639,829	45,454,049	Daily	None	None
Carillon Eagle Mid Cap Growth CIT FDRS(k)	26,304,421	20,661,932	Daily	20% of Plan's investments	5 business days
Putnam Large CAP Value Trust IA(j)	20,885,285	21,769,624	Daily	None	5 business days at Plan Level
Clearbridge Small Cap Growth R2 CIT(o)	10,159,490	6,503,151	Daily	None	None
Pioneer Multi-sector Fixed Income CL R1(m)	8,291,626	8,610,742	Daily	Withdrawals exceeding $1 million	5 business days at Plan Level
Fidelity MIP II: Class 1(n)	—	8,125,461	Daily	None	12 months at Plan Level
Morley Stable Value 20 II Fund(h)	—	26,939,797	Daily(b)	(b)	Within 12 months(b)
The Vanguard Retirement Savings Trust III(i)	—	26,329,458	Daily	None	12 months at Plan Level

Total	$1,220,485,804	$1,138,347,673
*The fair value of the investments has been estimated using the net asset value of the investment.
(a)    The investment objective of these funds is to seek the highest total return consistent with each fund's asset mix. These funds are designed for retirement plan participants who will reach the retirement age of 65 at or near the target year or who have a risk tolerance consistent with each fund's asset allocation. As the target year approaches, each fund's asset mix will become more conservative by decreasing the allocation to stocks and increasing the allocation to bonds and cash. By the time each fund reaches its target year, the asset allocation will become fixed and match that of the American Century Investments Retirement Trust.
(b) The fund seeks an investment return that approximates as closely as practicable, before expenses, the performance of the S&P 500® over the long term.
(c) The fund’s investment objective is to seek capital appreciation. The fund seeks to outperform the Russell 1000® Growth Index (Total Return) unhedged, measured in U.S. dollars, over a full market cycle. A full market cycle is defined as typically three to five years. The sole purpose of referencing benchmark(s) is to measure performance. The fund’s objective and its measure of market performance may be changed without the approval of participating trusts of the fund. No assurance can be given that the fund will achieve its investment objective.
(d) The fund seeks to provide investment results that, before expenses, correspond generally to the total return of an index that tracks the performance of mid to small capitalization exchange traded U.S. equity securities.
(e) The fund seeks an investment return that approximates as closely as practicable, before expenses, the performance of the MSCI ACWI ex USA IMI over the long term.
(f) The objective of the fund is to outperform the Bloomberg Barclays Capital U.S. Aggregate Bond Index by 150 basis points over a full market cycle. There is no assurance that such objective will be achieved. The fund will be invested primarily in fixed income securities in the U.S. investment grade sectors, as well as U.S. fixed income securities rated below investment grade, the debt of developed international markets and the debt of emerging markets.
(g) The fund seeks to provide investment results that, before fees and expenses, correspond generally to the price and yield performance of an index that tracks the U.S. dollar denominated investment grade bond market over the long term.
(h)    The objective of the fund is to provide preservation of capital, relatively stable returns consistent with its comparatively low risk profile, and liquidity for benefit-responsive payments. The fund seeks to achieve this objective by investing primarily in a variety of high-quality stable value investment contracts (the performance of which may be predicated on underlying fixed income securities), as well as cash and cash equivalents. The Plan is required to give notice 12 months in advance of a partial or total liquidation of the investment. The fund trustee may grant a redemption earlier than 12 months, in its discretion, if it determines the redemption is not detrimental to the best interest of the fund and plans participating therein.
(i) The fund seeks stability of principal and current income consistent with a 2-4 year average maturity. The trust is a tax-exempt collective trust invested primarily in investment contracts issued by insurance companies and commercial banks, and similar types of fixed-principal investments. The trust intends to maintain a constant net asset value of $1.00 per share. Investments in Vanguard Retirement Savings Trust III are limited to participant-directed defined contribution plans.
(j) The fund invests mainly in common stocks of midsize and large U.S. companies, with a focus on value stocks that offer the potential for capital growth, current income, or both. Under normal circumstances, the fund invests at least 80% of the fund’s net assets in common stocks and other equity investments that offer the potential for current income. Value stocks are issued by companies that Putnam believes are currently undervalued by the market.
(k) During normal market conditions, the fund seeks to achieve its objective by investing at least 80% of its net assets (plus the amount of any borrowings for investment purposes) in the equity securities of mid-capitalization companies. The fund’s portfolio managers consider mid-capitalization companies to be those companies that, at the time of initial purchase, have market capitalizations greater than $1 billion and equal to or less than the largest company in the Russell Midcap® Growth Index during the most recent 12-month period (approximately $80.6 billion during the 12-month period ended December 31, 2020).
(l) The fund’s investment objective is to earn income, while seeking to preserve capital and stability of principal. The fund will attempt to accomplish its investment objective by investing primarily in stable value investment contracts. The fund will also seek to maintain a stable net asset value of $1.00.

(m) The fund seeks a high level of current income. Normally, the fund invests at least 80% of its net assets (plus the amount of borrowings, if any, for investment purposes) in debt securities. Derivative investments that provide exposure to debt securities or have similar economic characteristics may be used to satisfy the fund’s 80% policy. The fund has the flexibility to invest in a broad range of issuers and segments of the debt securities markets.
(n) The fund objective is to seek the preservation of capital and to provide a competitive level of income over time that is consistent with the presentation capital. MIP II will try to maintain a stable $1 unit price, but it cannot guarantee that it will be able to do so. The yield of MIP II will fluctuate. MIP II invests in investment contracts (wrap contracts) issued by insurance companies and other financial institutions, fixed income securities and money market funds to provide daily liquidity. Investment contracts are designed to permit the use of book value accounting to maintain a constant $1 unit price and to provide for the payment of participant-directed withdrawals and exchanges at book value (principal and interest accrued to date) during the term of the investment contracts.
(o) Under normal circumstances, the fund invests at least 80% of its assets in equity securities of companies with small market capitalizations and related investments. For the purposes of this 80% policy, small capitalization companies are companies with market capitalization values not exceeding (i) $3 billion or (ii) the highest month-end market capitalization value of any stock in the Russell 2000 Index for the previous 12 months, whichever is greater. Securities of companies whose market capitalizations no longer meet this definition after purchase by the fund are still considered to be securities of small capitalization companies for purposes of the fund’s 80% investment policy.
8.    SUBSEQUENT EVENTS
The Company monitors significant events occurring after the statement of net assets available for benefits date and prior to the issuance of the financial statements to determine the impact, if any, of events on the financial statements issued. All subsequent events of which the Company is aware were evaluated through the filing date of this Form 11-K.
* * * * * *

EVERGY, INC. 401(k) SAVINGS PLAN EMPLOYER ID NO. 82-2733395, PLAN NO. 006
FORM 5500, SCHEDULE H, PART IV, LINE 4i - SCHEDULE OF ASSETS (HELD AT END OF YEAR) DECEMBER 31, 2020
(a)	(b)	(c)	(d)	(e)
	Identity of Issue, Borrower, Lessor or Similar Party	Description of Investment Including Maturity Date, Rate of Interest, Collateral, Par or Maturity Value	Cost	Current Value
	State St S&P 500 Index SL CL II	Common/Collective Trust Fund	**	$179,434,941
	American Century Retirement 2030 TR CL XI	Common/Collective Trust Fund	**	105,394,995
	American Century Retirement 2025 TR CL XI	Common/Collective Trust Fund	**	96,922,582
	State St Russell Small/Mid Index SL CL II	Common/Collective Trust Fund	**	82,669,587
	MFS Growth Equity CIT Class 4	Common/Collective Trust Fund	**	79,492,760
	American Century Retirement 2035 TR CL XI	Common/Collective Trust Fund	**	78,460,231
	State St Global All Cap Equity Ex-U.S. Index SL CL II	Common/Collective Trust Fund	**	77,700,020
	American Century Retirement 2040 TR CL XI	Common/Collective Trust Fund	**	74,449,258
	Goldman Sachs Stable Value Inst CL 1	Common/Collective Trust Fund	**	74,253,312
	State St US Bond Index SL CL XIV	Common/Collective Trust Fund	**	68,171,354
	American Century Retirement 2045 TR CL XI	Common/Collective Trust Fund	**	62,092,139
	American Century In Retirement TR CL XI	Common/Collective Trust Fund	**	61,431,774
*	Evergy, Inc.	Common Stock	**	57,604,533
	Prudential Core Plus Bond Fund Class 12	Common/Collective Trust Fund	**	42,639,829
	American Century Retirement 2050 TR CL XI	Common/Collective Trust Fund	**	39,907,984
	Carillon Eagle Mid Cap Growth CIT FDRS	Common/Collective Trust Fund	**	26,304,421
	T. Rowe Price Overseas Stock Fund I Class	Mutual Fund	**	22,892,544
	Putnam Large Cap Value Trust IA	Common/Collective Trust Fund	**	20,885,285
	American Century Retirement 2055 TR CL XI	Common/Collective Trust Fund	**	19,311,833
	JPMorgan 100% US Treasury Money Market Instl Fund	Money Market Fund	**	18,177,016
	Victory Sycamore Established Value R6	Mutual Fund	**	18,150,241
	MFS New Discovery Value R6	Mutual Fund	**	18,049,020
	JP Morgan Emerging Markets Equity R6	Mutual Fund	**	16,375,078
	American Century Retirement 2060 TR CL XI	Common/Collective Trust Fund	**	12,512,383
	Clearbridge Small Cap Growth R2 CIT	Common/Collective Trust Fund	**	10,159,490
	Pioneer Multi-Sector Fixed Income CL R1	Common/Collective Trust Fund	**	8,291,626
*	Empower Self-Directed Brokerage Accounts	Brokerage Account	**	42,959,508
*	Participant Loans	Various participants, interest rates ranging from 4.25% to 13.00% maturing through 2049	**	20,673,246
				$1,435,366,990
*	Represents party-in-interest to the Plan.
**	Cost information is not required for participant-directed investments and, therefore, is not included.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Administrative Committee of the Evergy, Inc. 401(k) Savings Plan has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

EVERGY, INC. 401(k) SAVINGS PLAN

By:	/s/ John T. Bridson
John T. Bridson

By:	/s/ Ellen E. Fairchild
Ellen E. Fairchild

By:	/s/ Heather A. Humphrey
Heather A. Humphrey

By:	/s/ Kirkland B. Andrews
Kirkland B. Andrews

June 24, 2021